                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K



              [X] Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                     For The Year Ended December 31, 1995



           [ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
                For The Transition Period from ________ to ________



                        Commission File Number 00107923



                       HANDLEMAN COMPANY SALARY DEFERRAL
                                AND STOCK PLAN
                           (Full title of the Plan)



                               HANDLEMAN COMPANY
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                   (Address of principal executive offices)
















                                    1 of 18

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:


                                                           Page
                                                           ----

(a)  Financial Statements:

     Report of Independent Accountants                      I-1

     Statement of Assets Available for Benefits
     as of December 31, 1995 and 1994                       I-2

     Statement of Changes in Assets Available for
     Benefits for the year ended December 31, 1995          I-3

     Notes to Financial Statements                          I-4 to I-11

     Item 27a -- Schedule of Assets Held for Investment
     Purposes as of December 31, 1995                       I-12

     Item 27d -- Schedule of Reportable Transactions        I-13 to I-15
     for the year ended December 31, 1995

     Schedules:

     Schedule I, II and III have been omitted because the required information is shown in the financial statements or notes thereto, or in another schedule


                                                            Exhibit
                                                            Number
(b)  1.   Consent of Independent Accountants with           -------
          respect to their report on their audit of
          the financial statements of the Handleman
          Company Salary Deferral and Stock Plan as
          of December 31, 1995 and 1994, and for the
          year ended December 31, 1995.                     28.1


                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


          HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN



          By: /s/ Richard J. Morris
              ---------------------
              Richard J. Morris, Senior Vice President/Finance
              Handleman Company

                                    2 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         INDEX TO FINANCIAL STATEMENTS


                                                       PAGES
                                                       -----
Report of Independent Accountants                      4


Financial Statements:


Statement of Assets Available for
  Benefits as of December 31, 1995 and 1994            5


Statement of Changes in Assets Available
  for Benefits for the year ended
  December 31, 1995                                    6


Notes to Financial Statements                          7-14


Supplemental Schedules:

Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1995          15

Item 27d - Schedule of Reportable Transactions
  for the year ended December 31, 1995                 16-18

                                    3 of 18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee of the Handleman Company Salary Deferral and Stock Plan:

We have audited the accompanying statement of assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1995 and 1994, and the related statement of changes in assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1994 and 1993, and the changes in assets available for benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 15 through 18 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       Coopers & Lybrand L.L.P.


Detroit, Michigan
June 27, 1996

                                    4 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
                          December 31, 1995 and 1994
                          --------------------------

                                                  1995          1994
                                               ----------   ----------
ASSETS:
 Accrued dividends and interest                $   7,005    $   20,373

 Employee contributions receivable               137,124        47,443

 Employer contribution receivable                 34,172       129,328

 Cash                                              -               661

 Investments at Estimated Fair Value
 NBD Bank Investments:
  Employee Benefit Money Market Fund (1),
  (0 and  880,362 shares at
  December 31, 1995 and 1994,
  respectively)                                    -           880,362

  Stable Asset Income Fund (2), (0
   and 3,776 shares at December 31,
   1995 and 1994, respectively)                    -           708,381

 KeyCorp Investments:
  Employee Benefit Money Market Fund (3),
   (37,462 and  0 shares at
   December 31, 1995 and 1994,
   respectively)                                  37,462         -

  EB-Managed Guaranteed Investment Contract(4),
  (61,505 shares and 0 shares at December 31,
   1995 and 1994, respectively)                  663,576         -

 Investments at Fair Value as Determined
 by Quoted Market Price
 NBD Bank Investment:
  Woodward Equity Index Fund (5), (0
   and 140,501 shares at December 31, 1995
   and 1994, respectively)                         -         1,496,485

 KeyCorp Investments:
  Victory U.S. Government Obligations Fund (6),
  (96,514 shares and 0 shares at December 31,
   1995 and 1994, respectively)                   616,895        -

  American Balanced Fund (7), (95,315
   shares and 0 shares at December 31,
   1995 and 1994, respectively)                 1,348,712        -

  Victory Stock Index Fund (8), (134,875
   shares and 0 shares at December 31,
   1995 and 1994, respectively)                 1,749,331        -

 Handleman Company common stock (9), (133,751
  shares and 146,219 shares at December 31,
  1995 and 1994, respectively)                    769,068    1,663,245

 Loans to participants at rates of 9.75%
  to 10.0%, maturing in 4 months to 10 years       44,081       36,082
                                               ----------   ----------

ASSETS AVAILABLE FOR BENEFITS                  $5,407,426   $4,982,360
                                               ==========   ==========


(1) The Plan's cost of the investment in the NBD, NA Employee Benefit Money Market Fund was $0 and $880,362 as of December 31, 1995 and 1994, respectively.
(2) The Plan's cost of the investment in the Stable Asset Income Fund was $0 and $645,582 as of December 31, 1995 and 1994, respectively.
(3) The Plan's cost of the investment in the KeyCorp Employee Benefit Money Market Fund was $37,462 and $0 as of December 31, 1995 and 1994, respectively.
(4) The Plan's cost of the investment in the EB-Managed Guaranteed Investment Contract Fund was $648,041 and $0 as of December 31, 1995 and 1994, respectively.
(5) The Plan's cost of the investment in the Woodward Equity Index Fund was $0 and $1,477,441 as of December 31, 1995 and 1994, respectively.
(6) The Plan's cost of the investment in the Victory U.S. Obligations Fund was $649,463 and $0 as of December 31, 1995 and 1994, respectively.
(7) The Plan's cost of the investment in the American Balanced Fund was $1,385,069 and $0 as of December 31, 1995 and 1994, respectively.
(8) The Plan's cost of the investment in the Victory Stock Index Fund was $1,624,902 and $0 as of December 31, 1995 and 1994, respectively.
(9) The Plan's cost of the common stock was $1,923,411 and $1,807,203 as of December 31, 1995 and 1994, respectively.
   The accompanying notes are an integral part of the financial statements.

                                    5 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1995
                     ------------------------------------


Additions:                                  1995
                                         ----------

  Employer contributions                    143,959

  Employee authorized contributions       1,189,352

  Dividend income                           105,063

  Interest income                            37,975

  Other                                      29,698
                                         ----------
        Total additions                  $1,506,047


Deductions:

  Participants' benefits                    770,960

    Net depreciation in fair value
    of investments                          266,469

  Other                                      43,552
                                         ----------
        Total deductions                 $1,080,981
                                         ==========

    Net increase                            425,066

  Assets available for benefits,
    beginning of year                     4,982,360
                                         ----------

  Assets available for benefits,
    end of year                          $5,407,426
                                         ==========


     The accompanying notes are an integral part of the financial statements.

                                    6 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



1.   Description of Plan

     The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of twenty percent of employee compensation or $9,500 in 1995. Effective July 1, 1995, each participant's maximum elective deferral has been reduced to fifteen percent. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

     Prior to July 1, 1995, the Company contributed to the Plan at the discretion of its Board of Directors. Effective July 1, 1995, the Plan was amended to provide for a Company matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in Company stock.

     Plan Assets

     To the extent practicable, Plan assets related to the Company stock portion of the Plan are invested in Company stock. Employees may direct investment of employee authorized contributions to the Plan into various investment funds which are established by the Company from time to time.

     Participant Accounts

     Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

          Salary Deferral Portion - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

          Stock Ownership Portion - Effective May 2, 1994, the Plan was amended to discontinue Company contributions to this part of the plan.

                                    7 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued


1.   Description of Plan, continued

     Loans to Participants

     The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

     Plan Expenses

     Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1995.

     Vesting

     Participants are fully vested in amounts credited to their accounts except as stated below.

     Effective July 1, 1995, the Plan was amended to include a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service.

     Payment of Benefits

     On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1995 and 1994, $321,048 and $236,665, respectively, were recorded as benefits payable on the Form 5500.

2.   Summary of Accounting Policies

     Company Contributions

     Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

     Investments

     At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The EB-Managed Guaranteed Investment Contract Fund, Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at fair value as determined by quoted market prices at the date of the balance sheet, as reported by the Plan's investment custodian, KeyCorp.

     The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

     The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                    8 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued

2.   Summary of Accounting Policies, continued

     Dividend Income

     Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1995 was $17,526.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Investments

3. During the Plan year ended December 31, 1995, the Plan's investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $266,469 as follows:

     Investments at Estimated Fair Value

     NBD Bank Investment:
        Stable Asset Income Fund                  $  23,565

     Key Corp. Investment:
        EB-Managed Guaranteed Investment Contract    23,130

     Investments at Fair Value Determined
     by Quoted Market Price

     NBD Bank Investment:
        Woodward Equity Index Fund                  287,767

     Key Corp. Investments:
        Victory U.S. Government Obligation Fund       3,438
        American Balanced Fund                        6,589
        Victory Stock Index Fund                    224,806


     Handleman Company Common Stock                (835,764)
                                                  ---------

                                                  $(266,469)
                                                  =========

                                     I-6
                                    9 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued

4.   Fund Information

     The following is a summary of assets for each investment fund option for the years ended December 31, 1995 and 1994 and of changes by investment fund for the year ended December 31, 1995. The Handleman common stock fund includes both participant directed investments as well as investments of company matching contributions. Effective July 1, 1995, the Plan changed trustees from NBD Bank, NA ("preceding trust") to KeyCorp. The changes in net assets for the period January 1, 1995 through December 31, 1995 were as follows:

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1995

                                                                                         PARTICIPANT - DIRECTED
                                                                                         ----------------------
                                                              HANDLEMAN        MANAGED         VICTORY U.S.
                                              HANDLEMAN        COMMON         INVESTMENT       OBLIGATIONS         AMERICAN
                                              ESOP FUND         STOCK           FUND              FUND           BALANCED FUND
                                             -----------     -----------     -----------     ---------------     --------------
ASSETS:

  Accrued dividends and interest           $     5,680          $  1,167        $     32           $      30       $         7

  Employer contributions receivable               -               34,172             -                  -                 -

  Employee contributions receivable               -                9,424          15,694              12,878            44,812

Key Corp. Investments:

  Employee Benefit Money Market Fund              -               37,462             -                  -                 -

  EB-Managed Guaranteed Investment Contract       -                  -           663,576                -                 -

  Victory U.S. Government Obligations Fund        -                  -               -               616,895              -

  American Balanced Fund                          -                  -               -                  -            1,348,712

  Victory Stock Index Fund                        -                  -               -                  -                 -

  Handleman Company Common Stock
    (133,751 shares)                           648,531           120,537             -                  -                 -

 Loans to Participants                            -                  -               -                  -                 -
                                           -----------        ----------      ----------          ----------       -----------
ASSETS AVAILABLE FOR BENEFITS              $   654,211        $  202,762      $  679,302          $  629,803       $ 1,393,531
                                           ===========        ==========      ==========          ==========       ===========

                                                  VICTORY
                                                   STOCK
                                                 INDEX FUND            LOAN FUND            TOTAL
                                                 ----------            ---------          ----------
ASSETS:
  Accrued dividends and interest                 $       89                 -              $   7,005

  Employer contributions receivable                    -                    -                 34,172

  Employee contributions receivable                  54,316                 -                137,124

Key Corp. Investments:

  Employee Benefit Money Market Fund                   -                    -                 37,462

  EB-Managed Guaranteed Investment Contract            -                    -                663,576

  Victory U.S. Government Obligations Fund             -                    -                616,895

  American Balanced Fund                               -                    -              1,348,712

  Victory Stock Index Fund                        1,749,331                 -              1,749,331

  Handleman Company Common Stock
    (133,751 shares)                                   -                    -                769,068

 Loans to Participants                                 -                 44,081               44,081
                                                 ----------             -------           ----------
ASSETS AVAILABLE FOR BENEFITS                    $1,803,736             $44,081           $5,407,426
                                                 ==========             =======           ==========

                                      I-7
                                   10 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1994
                               -----------------


                                                                                          PARTICIPANT - DIRECTED
                                                                              ----------------------------------------------
                                          HANDLEMAN          HANDLEMAN          EQUITY        MONEY MARKET          FIXED
                                          ESOP FUND        COMMON STOCK       INDEX FUND          FUND           INCOME FUND
                                       ---------------    ---------------     ----------      ------------       -----------
ASSETS:

 Accrued dividends and interest         $   13,198         $    2,922         $     109         $  4,000           $     30

 Employee contributions receivable               -              4,750            26,158            8,403              8,132

 Employer contribution receivable          129,328                  -                 -                -                  -

 Cash                                            -                 62               479               46                 73

 NBD Bank Investments:

  Employee Benefit Money
   Market Fund                               2,279             10,989                 -          843,578                 32

  Stable Asset Income Fund                       -                  -                 -                -            708,381

  Woodward Equity Index Fund                     -                  -         1,496,485                -                  -

 Handleman Company common stock
  (146,219 shares)                       1,363,731            299,514                 -                -                  -

 Loans to participants                         340                  -                 -                -                  -
                                        ----------         ----------        ----------         --------           --------
ASSETS AVAILABLE FOR BENEFITS           $1,508,876         $  318,237        $1,523,231         $856,027           $716,648
                                        ==========         ==========        ==========         ========           ========


                                         SEGREGATED
                                         ASSET FUND        LOAN FUND           TOTAL
                                         ----------      -------------       ----------
ASSETS:

 Accrued dividends and interest         $     108        $      6            $   20,373

 Employee contributions receivable              -               -                47,443

 Employer contribution receivable               -               -               129,328

 Cash                                                           1                   661

 NBD Bank Investments:

  Employee Benefit Money
   Market Fund                             23,325             159               880,362

  Stable Asset Income Fund                      -               -               708,381

  Woodward Equity Index Fund                    -               -             1,496,485

 Handleman Company common stock
  (146,219 shares)                              -               -             1,663,245

 Loans to participants                          -          35,742                36,082
                                       ----------        --------            ----------
ASSETS AVAILABLE FOR BENEFITS          $   23,434        $ 35,907            $4,982,360
                                       ==========        ========            ==========






                                      I-8
                                   11 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
              INCOME AND CHANGES IN EQUITY BY INVESTMENT PROGRAM
                               DECEMBER 31, 1995


                                                                                PARTICIPANT - DIRECTED
                                                                       ---------------------------------------
                                              HANDLEMAN    HANDLEMAN      EQUITY     MONEY MARKET      FIXED
                                              ESOP FUND   STOCK FUND    INDEX FUND       FUND       INCOME FUND
                                              ---------   ----------    ----------   ------------   -----------
Additions:
  Employer contributions                    $   (16,333)   $    -     $      -         $    -        $    -
  Employee authorized
    contributions                                  -          32,808      211,944         69,363        67,474
  Dividend Income                                12,910        3,319       24,541           -             -
  Interest income                                    70          322        1,480         25,753           682
  Other                                              13         -            -              -             -
                                            -----------    ---------  -----------      ---------     ---------
        Total additions                          (3,340)      36,449      237,965         95,116        68,156

Deductions:
  Participants' benefits                        136,878       20,903       80,329         50,132        41,589
  Net depreciation (appreciation) in
    fair value of investments                   181,263       38,121     (287,767)          -          (23,565)
  Trust to trust transfer                     1,172,922      284,943    1,980,029        889,491       774,979
  Other                                          15,089         -            -              -             -

  Transfers between funds                          (616)      10,719      (11,395)        11,520        (8,199)
                                            -----------    ---------  -----------     ----------     ---------
        Total deductions                      1,505,536      354,686    1,761,196        951,143       784,804
                                            -----------    ---------  -----------     ----------     ---------
        Net increase (decrease)              (1,508,876)    (318,237)  (1,523,231)      (856,027)     (716,648)


  Assets available for benefits,
    beginning of year                         1,508,876      318,237    1,523,231        856,027       716,648
Assets available for benefits,
    end of year                             $      -       $    -     $    -           $  -          $   -
                                            ===========    =========  ===========     ==========     =========



                                                                             PRECEDING
                                             SEGREGATED                        TRUST
                                             ASSET FUND       LOAN FUND        TOTAL
                                             ----------      -----------       -----
Additions:
  Employer contributions                     $    -           $    -      $   (16,333)
  Employee authorized
    contributions                                 -                -          381,589
  Dividend Income                                 -                -           40,770
  Interest income                                  734            1,726        30,767
  Other                                         10,797              134        10,944
                                             ---------        ---------   -----------
        Total additions                         11,531            1,860       447,737

Deductions:
  Participants' benefits                          -                -          329,831
  Net depreciation (appreciation) in
    fair value of investments                     -                -          (91,948)
  Trust to trust transfer                       34,237           40,187     5,176,788
  Other                                            113              234        15,426

  Transfers between funds                          615           (2,644)          -
                                             ---------        ---------   -----------

        Total deductions                        34,965           37,767     5,430,097
                                             ---------        ---------   -----------
        Net increase (decrease)                (23,434)         (35,907)   (4,982,360)


  Assets available for benefits,
    beginning of year                           23,434           35,907     4,982,360
Assets available for benefits,
    end of year                              $    -           $    -      $       -
                                             =========        =========   ===========


6/24/96 2/16 PM                       I-9
                                   12 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
              INCOME AND CHANGES IN EQUITY BY INVESTMENT PROGRAMS
                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------

                                                                                                   PARTICIPANT-DIRECTED
                                                                                             -------------------------------

                                Preceding                                  HANDLEMAN         EB-MANAGED          VICTORY U.S.
                                  Trust               HANDLEMAN             COMMON           INVESTMENT          OBLIGATIONS
                                Subtotal              ESOP FUND              STOCK              FUND                FUND
                                --------              ---------            ---------           -----                ----
Additions:

   Employer contributions    $   (16,333)           $      -              $   160,292          $    -            $    -

   Employee authorized
     contributions               381,589                                       52,348             95,250             77,063

   Dividend Income                40,770                  5,641                 2,342                                19,412

   Interest income                30,767                    158                   262              1,011                937

   Other                          10,944                   -                     -                  -                  -
                              ----------             ----------            ----------           --------           --------

     Total additions             447,737                  5,799               215,244             96,261             97,412

Deductions:

   Participants' benefits        329,831                 54,221                 8,868             93,937             66,345

   Net depreciation
   (appreciation) in
   fair value of
   investments                   (91,948)               469,014               147,366             23,130             (3,438)

   Other                          15,426                  1,275                 2,799                  1                 30

   Trust to trust transfer     5,176,788             (1,172,922)             (284,943)          (775,066)          (923,940)

   Transfers between funds          -                      -                  138,392            121,217            328,612
                              ----------             ----------             ---------           --------            -------
   Total deductions            5,430,097               (648,412)               12,482           (583,041)          (532,391)
                              ----------             ----------             ---------           --------            -------
     Net increase (decease)   (4,982,360)               654,211               202,762            679,302            629,803

   Assets available for
    benefits, beginning of
    year                       4,982,360                   -                        -                  -                  -
                              ----------             ----------            ----------           --------            -------

   Assets available for
    benefits, end of
    year                            -                   654,211           $   202,762            679,302            629,803
                              ==========             ==========           ===========           ========           ========

                                AMERICAN          VICTORY STOCK
                              BALANCED FUND        INDEX FUND
                              -------------       -------------
Additions:

   Employer contributions     $    -              $     -

   Employee authorized
   contributions                 272,216              310,886

   Dividend Income                13,018               23,880

   Interest income                   117                3,504
                              ----------           ----------
   Other

   Total additions               285,351              338,270

Deductions:

   Participants' benefits         15,724              202,034

   Net depreciation
   (appreciation) in
   fair value of
   investments                    (6,589)            (224,806)

   Other                              (2)                 298

   Trust to trust transfer                         (1,979,730)

   Transfers between funds    (1,117,313)             536,738
                              ----------           ----------
   Total deductions           (1,108,180)          (1,465,466)
                              ----------           ----------
   Net increase (decrease)     1,393,531            1,803,736

   Assets available for
    benefits, beginning of
    year                      ----------           ----------

   Assets available for
    benefits, end of
    year                     $ 1,393,531          $ 1,803,736
                             ===========          ===========


                              LOAN FUND              TOTAL
                              ---------              -----

                                   -                 $  143,959

                                   -                  1,189,352

                                                        105,063

                                 1,219                   37,975

                                18,754                   29,698
                              --------               ----------
                                19,973                1,506,047

                                   -                    770,960

                                                        266,469
                               (40,187)                       -
                                23,725                   43,552
                                (7,646)                       -
                              --------               ----------
                               (24,108)               1,080,981
                              --------               ----------
                                44,081                  425,066

                                    -                 4,982,360
                              --------               ----------
                              $ 44,081               $5,407,426
                              ========               ==========

                                     I-10

                                    13 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------

5.   Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.   Tax Status
     ----------

     The Plan obtained its latest determination letter on October 19, 1994, in which the Internal Revenue Service stated that the amendments to the plan, as then designed were in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan administrator believes that the plan was qualified, and the related trust was tax-exempt as of the financial statement date.


                                     I-11
                                   14 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                                   Form 5500
                            Calendar Plan Year 1995

           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

     (a)                            (b)                (c)            (d)            (e)
  Asterisk                      Identity of
denotes party-                issue, borrower      Description
in-interest to                   lessor, or             of                         Current
   the Plan                    similar party        Investment         Cost         Value
- ---------------              ----------------      -----------       -------       -------

Reporting Criteria I:

Investment assets held by
the Plan on the last day
of the Plan year

           *                 Employee Benefit    Cash Equivalents      $  37,462    $    37,462
                              Money Market
                                  Fund

           *                   EB-Managed          Investment         $  648,041    $   663,576
                               Guaranteed          Contracts
                               Investment
                                Contract

           *                  Victory U.S.        Short Term U.S.     $  649,463    $   616,895
                               Government           Treasury
                            Obligations Fund       Securities

           *               American Balanced       Common Stock       $1,385,069    $ 1,348,712
                                Fund               and Bond Fund


           *                 Victory Stock           Common           $1,624,902    $ 1,749,331
                              Index Fund           Stock Fund


           *                   Handleman             Common           $1,869,858    $   769,068
                                Company              Stock
                              Common Stock        $.01 par value

           *                    Loans to         Interest rates of    $             $    44,081
                              Participants       9.75% to 10% and
                                                maturing in 4 months
                                                    to 10 years


                                     I-12
                                   15 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1995
                     ------------------------------------

                                                                                                         Current Value
                                                                       Purchase    Selling      Cost      of Asset on     Net Gain
Identity of Party Involved  Description of Asset                         Price      Price     of Asset    Transaction     or (Loss)
- --------------------------  --------------------                       --------    -------    --------   -------------    ---------
REPORTING CRITERION I:      Any transaction within the plan year,
                            with respect to any plan asset, in-
                            volving an amount in excess of five
                            percent of the current value of plan
                            assets.  See note A  below.

REPORTING CRITERION II:     Any series of transactions (other than
                            transactions with respect to securities)
                            within the plan year with or in con-
                            junction with the same person which,
                            when aggregated, regardless of the
                            category of asset and the gain or loss
                            on any transaction, involves an amount
                            in excess of five percent of the
                            current value of plan assets.

                            None.

REPORTING CRITERION III:    Any transaction within the plan year
                            involving securities of the same issue
                            if within the plan year any series of
                            transactions with respect to such
                            securities, when aggregated, involves
                            an amount in exess of five percent of
                            the current value of plan assets.

NBD Bank, NA                Employee Benefit Money Market Fund

                            237 purchases - 3,230,749 units            3,230,749              3,230,749  3,230,749
                            88 sales      - 4,111,111 units                        4,111,111  4,111,111  4,111,111

NBD Bank, NA                Stable Asset Income Fund

                            4 sales       -     4,130 units                          799,190    712,826    799,190        86,364

                                     I-13
                                   16 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Continued
                     for the year ended December 31, 1995
                     ------------------------------------


                                                                                                         Current Value
                                                                       Purchase    Selling      Cost      of Asset on     Net Gain
Identity of Party Involved  Description of Asset                         Price      Price     of Asset    Transaction     or (Loss)
- --------------------------  --------------------                       --------    -------    --------   -------------    ---------
REPORTING CRITERION III:    Any transaction within the plan
                            year involving securities of
                            the same issue if within the plan
                            year any series of transactions with
                            respect to such securities, when aggre-
                            gated, involves an amount in exess of
                            five percent of the current value of
                            plan assets. (continued)

NBD Bank, NA                Woodward Equity Index Fund

                            12 purchases  - 16,034 units                 187,261                 187,261     187,261
                            4 sales       - 156,536 units                          1,971,512   1,664,702   1,971,512      306,810

KeyCorp                     Employee Benefit Money
                             Market Fund

                            53 purchases - 3,284,505 units             3,284,505               3,284,505   3,284,505
                            30 sales     - 2,982,133 units                         2,982,133   2,982,133   2,982,133

KeyCorp                     Victory U.S. Government
                            Obligations Fund

                            26 purchases - 2,021,668 units             2,929,918               2,929,918   2,929,918
                            11 sales     - 1,925,154 units                         2,281,379   2,280,455   2,281,379          924

KeyCorp                     EB-Managed Guaranteed Investment
                             Contract Fund


                                     I-14
                                   17 of 18

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Concluded
                     for the year ended December 31, 1995
                     ------------------------------------

                                                                                                         Current Value
                                                                       Purchase    Selling      Cost      of Asset on     Net Gain
Identity of Party Involved  Description of Asset                         Price      Price     of Asset    Transaction     or (Loss)
- --------------------------  --------------------                       --------    -------    --------   -------------    ---------
                            17 purchases - 155,260 units               1,632,174               1,632,174   1,632,174
                            7 sales      -  93,754 units                             991,728     984,133     991,728        7,595

KeyCorp                     American Balanced Fund

                            14 purchases - 94,540 shares               1,375,010               1,375,010   1,375,010

KeyCorp                     Victory Stock Index Fund

                            21 purchases - 193,567 shares              2,330,245               2,330,245   2,330,245
                            7 sales      -  58,691 shares                            805,720     705,343     805,720      100,377

KeyCorp                     Handleman Company Stock

                            7 sales      -  36,826 shares                            393,978     363,860     393,978       30,178

REPORTING CRITERION IV:     Any transaction within the plan year
                            with respect to securities with or
                            in conjunction with a person if any
                            prior or subsequent single transaction
                            within the plan year with such person
                            with respect to securities exceeds
                            five percent of the current value of
                            plan assets.

                            None.

NOTE A:                     Transactions already recorded under
                            Criterion III are not reported here.


                                     I-15
                                   18 of 18